

July 22, 2020

Carter Ward
Chief Financial Officer
Elite Pharmaceuticals, Inc.
165 Ludlow Avenue
Northvale, New Jersey 07647

> **Re: Elite Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 15, 2020**
> **File No. 333-239874**

Dear Mr. Ward:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Courtney Lindsay at (202) 551-7237 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Rick Feiner